SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August, 2006

ECI TELECOM LTD.
(Translation of Registrant’s Name into English)

30 Hasivim Street • Petah Tikva 49517 • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Attached hereto and incorporated herein are the following items mailed to the Registrant’s shareholders:

(1)	Letter to the Registrant’s shareholders.

(2)	Registrant's Notice of Meeting and Proxy Statement, in connection with the Registrant’s 2006 Annual General Meeting of shareholders to be held on September 20, 2006.

(3)	Registrant's audited Consolidated Financial Statements as at December 31, 2005, including Report of Independent Registered Public Accounting Firm.

(4)	Registrant's unaudited Interim Consolidated Financial Statements as at June 30, 2006.

(5)	Proxy Card in connection with the Registrant’s 2006 Annual General Meeting of shareholders to be held on September 20, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD. (Registrant)

By:	/s/ Martin Ossad
Name: Martin Ossad Title: Corporate Vice President and General Counsel

Dated: August 18, 2006